August 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	GigCapital7 Corp.

Registration Statement on Form S-1

Filed June 7, 2024, as amended

File No. 333-280015

Acceleration Request

Requested Date: August 28, 2024

Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of GigCapital7 Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, August 28, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that there will be distributed to each underwriter and dealer, institutional investor, retail investor and any other who is reasonably anticipated to participate in the distribution of the securities, as many copies of the preliminary prospectus dated August 22, 2024 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CRAFT CAPITAL MANAGEMENT LLC.

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer

As Representative of the underwriters